[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 25, 2008

VIA FEDEX AND EDGAR

H. Roger Schwall

Mellissa Duru

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation

Noranda Aluminum Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-148977

Filed April 11, 2008

Dear Mr. Schwall and Ms. Duru:

Set forth below are the responses of Noranda Aluminum Holding Corporation (“Noranda HoldCo” or the “Company”) and Noranda Aluminum Acquisition Corporation (“Noranda AcquisitionCo”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 15, 2008 regarding Noranda HoldCo’s and Noranda AcquisitionCo’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 2 marked to show changes from the Registration Statement as filed on April 11, 2008. Capitalized terms used but not defined herein have the meaning specified in the Registration Statement.

Securities and Exchange Commission

April 25, 2008

The Staff’s comments, indicated in bold, are followed by responses on behalf of Noranda HoldCo and Noranda AcquisitionCo.

Risk Factors

Risks related to our Business, page 29

“We previously have identified a material weakness….” Page 35

1.	As disclosed in your initial filing of the registration statement, please revise your risk factor discussion to also include reference to the material weakness identified for the fiscal year ended December 31, 2006.

In response to the Staff’s comment, additional disclosure has been made. Please see pages 35-36 of the Registration Statement. In addition, a copy of the risk factor relating to the Company’s material weakness, marked to show our changes, is attached to this letter.

2.	With a view towards disclosure, supplementally clarify whether your auditors or the company first identified the material weakness and when the weakness first began. We may have further comment.

In connection with the completion of the December 31, 2006 and 2007 financial statement audits, our external auditors issued written communications on May 3, 2007 and April 9, 2008, respectively, wherein they officially communicated certain deficiencies in our financial close process. For 2006, the identified deficiencies principally related to improperly deferred losses on hedging activities and an error in the calculation of the LIFO inventory reserve. Both of these errors were discovered post-close and recorded prior to the issuance of the 2006 financial statements. For 2007, the identified deficiencies principally related to improperly recorded bill and hold revenue in 2006 and 2007 and improperly classified metal sales in 2007. These errors also were discovered post-close and recorded prior to the issuance of the 2007 financial statements. The Company improperly recognized revenue on bill and hold transactions in 2004 through 2007; however, after a thorough analysis of the impact of bill and hold related transactions, management concluded that the impact of these sales was not material to any period prior to the predecessor period from August 16, 2006 to December 31, 2006.

These deficiencies in our financial statement close process constituted the material weakness which initially was identified for the fiscal year ended December 31, 2006 and continued to exist in the fiscal year ended December 31, 2007. Although management was not required to and had not undertaken an assessment of the operating effectiveness of the Company’s internal controls, management concurred with the external auditors’ assessments that these deficiencies together represented a material weakness for the fiscal years ended December 31, 2006 and 2007.

Securities and Exchange Commission

April 25, 2008

3.	You disclose that since the identification of the material weakness, you have “increased the accounting resources in an effort to allow adequate time for detailed reviews of the reporting units’ financial statements.” Verbatim disclosure appeared in the risk factor disclosure included in your initial filing in which you disclosed the material weakness identified for the fiscal year ended December 31, 2006. With a view towards disclosure, supplementally inform us of the specific steps the company has taken, if any, to remediate the material weaknesses identified for both the fiscal years ended December 31, 2006 and December 31, 2007 and inform us of whether the company believes that the material weaknesses still exist at the end of the period covered by the report. We may have further comment.

During the second half of 2007, the Company engaged external consultants to assist management with the evaluation of process and structural improvements related to our internal controls. As noted above, our external auditors communicated to us the existence of a material weakness related to our financial close process for each of the fiscal years ended December 31, 2006 and 2007. Management believes that at December 31, 2007, the Company had a material weakness related to its financial close process.

Accordingly, management has undertaken the following actions to remediate the material weaknesses noted for the fiscal years ended December 31, 2006 and 2007 and to improve the Company’s overall control environment:

Increased our corporate oversight resources:

•	In January 2008, we expanded our Audit Committee to include two independent directors.

•	During the third quarter of 2007, we established an internal audit function and hired a Director of Internal Audit to monitor risk and compliance across our organization.

Increased our finance, accounting and information technology resources:

•	During the latter half of 2007, we hired three new finance and accounting professionals as Director-External Reporting, Director-Tax, and Senior External Financial Reporting Analyst.

•	During 2008, we continued to augment our professional resources and hired a new Vice President-Finance and a Director-Information Technology.

•	In addition to the aforementioned new professionals, we currently are seeking experienced resources to fill additional corporate and divisional financial accounting and reporting positions.

Reorganized our financial accounting and reporting group:

•

Under the direction of our new Vice President-Finance, and with the assistance of external consultants, management re-organized our financial, accounting and information technology (IT) reporting personnel at the corporate and divisional levels to better facilitate the financial reporting and review processes, analyses and controls. This reorganization provides our finance and accounting personnel with clear accountability surrounding newly defined roles and responsibilities in operating as a separate stand-alone entity. Accountability has been

Securities and Exchange Commission

April 25, 2008

aligned to the following functional areas to enhance our control environment: General Accounting (financial close and consolidation process), External Financial Reporting, Financial Planning and Analysis, Internal Audit, Tax, Treasury and IT Financial Systems.

Enhanced month-end close to report process:

•

Management enhanced our month-end close process through formalizing and standardizing key close activities, providing additional governance and structure to our current control environment (e.g., enhanced formal key close tasks checklists, technical accounting checklists, financial disclosure checklists).

Improved information systems around financial reporting:

•

Management undertook a review of our information technology needs related to the financial reporting area. With the assistance of external consultants, management is in the process of re-designing our financial and reporting systems to improve our financial reporting and related controls. In addition to this review, management has taken actions to enhance our current financial reporting systems capabilities, through automating feeds from our subsidiaries surrounding key financial information, as well as automating the consolidation process to further enhance the control environment.

Creation of a Section 404 compliance plan:

•

Under the direction of our Vice President-Finance and with the assistance of external consultants, management has undertaken a review of our internal control environment and is re-designing the key controls to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ending December 31, 2009.

•

The Audit Committee has reviewed on two occasions the Section 404 compliance plan and the milestones to monitor compliance with such plan as developed by management. The Audit Committee, led by its Chairman, will closely monitor progress.

•	Management currently is evaluating both the design of our financial close process at our two major business units (Huntingdon and New Madrid) and our corporate level controls.

* * * * *

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew Nussbaum
Andrew Nussbaum

cc:	Alan Brown, Esq.

Secretary and General Counsel

Noranda Aluminum Holding Corporation